Mail Stop 7010


June 29, 2005


Via U.S. mail and facsimile

Mr. Samuel D. Scruggs, Esq.
General Counsel
Huntsman International LLC
500 Huntsman Way
Salt Lake City, UT 84108

Re: 	Huntsman International LLC
Registration Statement on Form S-4
Filed June 8, 2005
File No. 333-125652

Form 10-K for the year ended December 31, 2004
Filed March 15, 2005
File No. 333-85141

Form 10-Q for the quarter ended March 31, 2005
Filed May 11, 2005
File No. 333-85141

Dear Mr. Scruggs:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K for the year ended December 31, 2004
Form 10-Q for the quarter ended March 31, 2005

1. We note the section entitled "Controls and Procedures" contained in your annual report on Form 10-K and quarterly report on Form
10-Q.
We have the following comments:

* Please describe in reasonable detail the specific actions you have taken or plan to take to remediate the material weaknesses in your internal control over financial reporting. In addition, please clarify whether your auditors confirmed these remediation steps. Finally, please disclose whether these material weaknesses have been completely remediated and whether your auditors have concurred.

* Please disclose in reasonable detail the basis for your chief executive and financial officers` conclusions that your disclosure controls and procedures were effective despite the material weaknesses in your internal control over financial reporting.

* We note that your chief executive and financial officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by each of your Form 10-K and Form 10-Q in providing reasonable assurances that the information required to be disclosed by your company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms.
Please revise your disclosure to clarify whether your chief executive and financial officers concluded that your disclosure controls and procedures were also effective to ensure that the information required to be disclosed by your company in reports it files or submits under the Exchange Act is accumulated and communicated to your management, including your chief executive and financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) under the Exchange Act.

* We note your disclosure in the last paragraph of this section set forth in your Form 10-K. Please revise to state clearly, if true, that there were changes in your internal control over financial reporting that occurred during the fourth quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

2. Please provide appropriate disclosure in your MD&A discussion regarding financial results to discuss the impact the material weaknesses had on your financial statements.

*	*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event your company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve your company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* your company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of your registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tracey McKoy, Staff Accountant, at (202)
551-
3772 or, in her absence, Nilima Shah, Accounting Branch Chief, at
(202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief


cc:	Mr. Nathan W. Jones, Esq.
Stoel Rives LLP
201 South Main Street, Suite 1100
Salt Lake City, UT 84111
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Mr. Samuel D. Scruggs, Esq.
Huntsman International LLC
June 29, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE